UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                OSF FINANCIAL SERVICES, INC.
       (Name of Small Business Issuer in our charter)

            Texas                       76-0407845
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization

      2640 Fountainview                   77057
          Suite 139
         Houston TX
    (Address of principal               (zip code)
     executive offices)

             Issuer's telephone number: 832.251.8500

Securities to be registered under section 12(b) of the Act:  None

Securities to be registered under section 12(g) of the Act:

Class A Common Stock, par value $0.001
Class B Common Stock, par value $0.001

Class A Preferred Stock, par value $0.001
Class B Preferred Stock, par value $0.001



PAGE-1-



TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                              3

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
OPERATIONS                                                           15

PART I - ITEM 3. DESCRIPTION OF PROPERTY                             18

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT                                                       19

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
CONTROL PERSONS                                                      20

PART I - ITEM 6. EXECUTIVE COMPENSATION                              21

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS23

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                          23

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                                  25

PART II - ITEM 2. LEGAL PROCEEDINGS                                  27

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE                               27

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES           27

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS          28

PART F/S. FINANCIAL STATEMENTS                                       35

PART III - ITEM 1.  EXHIBITS                                         55



PAGE-2-



PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

OSF Financial Services, Inc. is a Texas corporation formed in May 1993. Since our inception we have devoted our activities to the following:

*    Raising capital
*    Developing our lending business

We  have never been the subject of any bankruptcy or receivership
action.   We  have  had  no  material  reclassification,  merger,
consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

We provide residential and multi-family mortgage lending to individuals, families, non-profit and for-profit corporations.
We also provides commercial loans and leases.

Our emphasis is on increasing home ownership for low-to-moderate income families, individuals and business owners through community-based lending. Community-based lending involves serving the low-to-moderate income and minority groups by placing branches in smaller communities that we believe traditional financial institutions redlined or chose to neglect due to racial or income preferences.

Our main office is located in Houston Texas. We currently have one branch office located in New Orleans, Louisiana. We plan to continue our expansion into the following markets in 2002:

*    San Antonio, Texas
*    Birmingham, Alabama
*    Little Rock, Arkansas
*    Baltimore, Maryland
*    Jackson, Mississippi
*    Memphis, Tennessee
*    St. Louis, Missouri

At this point, we have been approved with HUD Licenses in the State of Texas, Louisiana, Arkansas and Tennessee. For the States of Alabama, Maryland, Mississippi and Missouri we now have licensing applications pending. Our projected opening dates are as follows by date & state:

     Jackson,              September 2002
     Mississippi

     San Antonio, Texas    October 2002

     Memphis, Tennessee    November 2002

     Little Rock,          December 2002
     Arkansas

     Birmingham, Alabama   January 2003

     St. Louis, Missouri   February 2003

     Baltimore, Maryland   March 2003



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We  are  a  lender with long-term commitments to the clients  and communities  we  serve.  We provide home ownership  training  and
counseling   through  One  Step  Forward,  Inc.,   a   non-profit
organization  with  which we have an informal  customer  referral
relationship.   Mr. Lloyd Broussard, our CEO  also  sits  on  the
board  of  directors of One Step Forward, Inc.   These counseling
services include community home-buyer seminars, default-mortgage counseling and credit counseling. The goal of this counseling is
not   only  to  point  the  prospective  borrower  in  the  right direction, but to carry him/her across the threshold through counseling and deliver the client to the lender as a qualified borrower. We believe that this counseling technique has greatly attributed to our success of having a less than 1% residential and 0% commercial loan default ratio. The national average of defaults per lending institutions is 5.76%. The program that HUD uses to report this information is Neighborhood Watch Early
Warning       System       via      FHA       Connection       at
https://entp.hud.gov/clas/indes.html.

Hamilton Lewis Capital Management, Inc., a Texas based registered investment advisor, is our wholly owned subsidiary.

Products

We offer an array of lending products, including:

* Fannie Mae/Freddie Mac conventional 15, 20 and 30 year fixed rate mortgages and adjustable rate mortgages
* Jumbo loans - Loans that are above the Fannie Mae/Freddie Mac limit of $300,700 for single- family dwellings.
* Nonconforming sub-prime loans - Loan that does not fit Fannie Mae/Freddie Mac conforming guidelines; guidelines that allows the government to insure the loan.
*    VA loans for veterans,
* FHA & FHA 203(k) loans and Rural Development loans for borrowers in qualified towns and rural areas - FHA loans are government insured loans. FHA 203(k) loans are government insured acquisition rehabilitation loans, meaning that the house must be repaired to FHA specifications prior to the last draw of the loan.
* Fannie Mae's Community Home buyers - Conventional loan with a 97% loan-to-value.
*    FHA's low-acquisition program - Conventional loan with a 97%
Loan-to-Value.
* Rural Development "0" Down program - USDA guaranteed single-family dwelling loan for properties located in rural areas with 10,000 people or less.
* Commercial loans and lease financing - Commercial loans are loans on non-residential properties. Lease financing is equipment financing & leasehold.

The breakdown of the loans made in 2002  is as follows:

               Conventional Loans               55%
               FHA                              20%
               VA                               05%
               Commercial                       10%
               Non Conforming                   10%



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Loan Underwriting

All loan originations must be underwritten in accordance with our underwriting criteria, including loan-to-value ratios, borrower income qualifications, debt ratios and credit history, investor requirements, and title insurance and property appraisal requirements. Our underwriting standards also comply with the relevant guidelines set forth by HUD, VA, FNMA, FHLMC, federal and state banking regulatory authorities, private mortgage investment conduits and private mortgage insurers, as applicable. Our underwriting personnel make underwriting decisions independent of our mortgage loan origination personnel.

Conventional mortgage loans generally (i) do not exceed 97% (90% for certain qualifying home purchase transactions) of the appraised value of the mortgaged property or (ii) PMI is insured by private mortgage insurance companies. The maximum loan-to-value ratio on second mortgages generally does not exceed 80% (including the amount of any first mortgage). Non-conforming loans, other than jumbo loans to finance home purchases, generally have a loan-to-value ratio below 80%.

Our commercial loan guidelines vary according to the property type, borrower profile and lender's guideline. All commercial loans are made only after a personal inspection of the borrower's commercial and personal property and a review of the borrower's business and personal financial records and credit history.

Loan Servicing

Presently, OSF Financial Services do not service any of its loans. Payments on loans we retain are made directly to Regions
Bank.

Sale Of Loans

We customarily sell most of the residential mortgage loans that we originate, except for certain residential loans held by us. We sell our mortgage products primarily to private investors. During the year ended December 31, 2001, we sold approximately $1,859,350.00 million of our loans. We generally sell loans on a limited recourse basis.

Operating philosophy

It is mandatory that our loan officers, processors and underwriters recognize obstacles preventing home ownership and know when to refer a client to counseling for assistance rather than simply sending out a rejection letter. They must be able to work with builders, realtors and the client in providing suggestions in solving problems.



PAGE-5-



We emphasize continued training of our personnel to ensure the entire team is geared toward providing home ownership loans to those qualifying individuals and families. The problems that have traditional kept low-to-moderate income families and individuals from home ownership are kept in the forefront of the minds of the loan officers and community housing specialists. Further, our personnel must encourage those that did not qualify today to seek counseling and training so that they may become homeowners tomorrow. We believe this creates a potential new business opportunity, a new loan, tomorrow.

Every staff member is a member of the marketing team.  Each staff
member   is   trained   to   facilitate   and   perpetuate    our
lending/counseling philosophy. Continued training is a must for every staff member on at least a semi-annual basis.

Non-loan officer personnel including processors, clerical staff and administrative personnel are on a bonus system. With this bonus system, non-loan officer personnel is paid origination fee of 1% of the total amount of the loan for attracting new customers. This system is designed to encourage and promote facilitation of our philosophy of rewarding people for a job well done.

Loan officers receive a salary plus the following:

     * 40% of 1% origination fee collected on residential loans originated by the loan officer and closed and funded by a lender

     * 31.25% of 1% of the loan amount on residential loans originated by the loan officer and closed and funded by a lender

     * 25% of origination fee collected on commercial loans originated by the loan officer and, closed and funded by a lender

Markets and Marketing

Target Market Size and Trends

The market size sought by us is an area having a Surrounding Median Statistical Area population of 40,000 according to the 2000 census figures. The housing stock must have an average age of 50 years. The economy must have been stable in the past 3 years and show signs of growth. The work force must be active with an average rate of unemployment equal or below the national average for the SMSA area.

The business climate must also be stable and show signs of continuity regardless of the downturns of the national economy due to the diversity of its economic base.

Target Clients

The   target  residential  lending  clients  generally  have  the following characteristics:

*    Desire to become a homeowner
*    12 to 24 months of employment
*    Desire to live within their present community
*    Shows stability in rental history



PAGE-6-



*    No credit to little credit/Moderate to good credit
*    Willingness to undergo counseling in credit problems exists
*    Savings history or cash available for settlement cost
*    Desire to purchase existing housing stock
*    Desire to purchase & rehab existing housing stock
*    Desire to purchase new construction

The target commercial lending clients generally have the following characteristics:

     *    Desire to own or expand a business
     * Real Estate with the desired amount of equity per loan-to-value
     *    Desire to own a business within their present profession
     * Desire to make available books and records showing current operations
     * Willingness to undergo both documentation and visitation scrutiny

Marketing

We utilize traditional marketing concepts, such as newspaper ads,
radio,  magazine,  flea-market booths.   In  addition  we  market
through non-traditional sources such as non-profit organizations and churches.

From the clients we see in the previous marketing program, we develop a database for later use. On a quarterly basis, OSF does a mailout to those people that indicated that they were interested in home ownership and request that they pass the card to a friend or family member.

Competition

More   than  200  lenders  are  competing  with  us  to   provide
residential mortgage lending to the traditional market in the Greater Houston area. In other areas, the competition is reduced to 30 to 40 lenders or less. These lenders include:

*    Commercial Banks
*    Savings and Loans
*    Mortgage Companies
*    Credit Unions



PAGE-7-



We believe our competitive advantages are:

*    Regional, as opposed to national provider
*    On-going community activity
*    Add-on quality utilizing the non-profit's counseling
*    Coordinated, consistent marketing program

We believe our utilization of the nonprofit, One Step Forward community based counseling organization working in conjunction with other local nonprofit community-based organizations gives us advantages as well because we couple lending with counseling to assure we have qualified, informed borrowers.

Regulation

We operate within the finance industry, which is subject to extensive and frequently changing local, state and federal laws. This statutory and regulatory framework imposes compliance burdens and risks on us, including requirements to obtain and maintain government permits. State and local regulations vary from location to location and constantly change. We believe that we will be in compliance in all-material respects with all-applicable laws and regulations governing our business and will have all appropriate government permits to operate our business. However, the addition of new, or amendments to existing, statutes and regulations could require us to continually modify our methods of operations at costs that could be substantial.

Our mortgage banking business is subject to the rules and regulations of the Department of Housing and Urban Development, the Federal Housing Administration, the Veterans Administration, FNMA, FHLMC, the Governmental National Mortgage Association and other regulatory agencies with respect to originating, processing, underwriting, selling, and servicing mortgage loans. In addition, there are other federal and state statutes and regulations affecting our activities. These rules and regulations, among other things, impose licensing obligations on us, prohibit discrimination and establish underwriting guidelines that include provisions for inspections and appraisals, require credit reports on prospective borrowers, establish eligibility criteria for mortgage loans and fix maximum loan amounts.

Moreover, lenders such as us are required annually to submit audited financial statements to FNMA, FHLMC, GNMA, HUD and various state regulatory authorities, and to comply with each regulatory entity's financial requirements. Our business is also subject to examination by FNMA, FHLMC, GNMA and state regulatory authorities at all times to assure compliance with applicable regulations, policies and procedures.

Mortgage origination activities, which are conducted by us, are subject to the provisions of various federal and state statutes including, among others, the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act, the Federal Equal Credit Opportunity Act, the Fair Credit Reporting Act of 1970, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act of 1974 ("RESPA"), the Fair Housing Act and the regulations promulgated thereunder, which, among other provisions, prohibit discrimination, prohibit unfair and deceptive trade practices, require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs, limit fees and charges paid by borrowers and lenders and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. We are further subject to federal and state laws and regulations governing the activities involved in servicing mortgage loans, including RESPA, as well as other federal and state statutes and regulations affecting our servicing activities. These statutes and regulations, among other things, regulate assessment, collection, foreclosure and claims handling, and investment and interest payments on escrow balances.



PAGE-8-



Failure   to  comply  with  any  of  the  foregoing  requirements
regulating mortgage origination can lead to loss of approved status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for borrowers, class action lawsuits and administrative enforcement actions. Such regulatory requirements are subject to change from time to time and may in the future become more restrictive, thereby making compliance more difficult or expensive or otherwise restricting our ability to conduct business as such business is now conducted.

EMPLOYEES

We currently have 14 full time employees, as follows:

Clerical - 2
Operations - 2
Administrative - 1
Management - 3
Sales - 6

REGISTERED INVESTMENT ADVISOR SUBSIDIARY

Hamilton Lewis Capital Management, Inc., a Texas based registered investment advisor, is our wholly owned subsidiary. At December
31, 2001, Hamilton Lewis was managing approximately $28,000,000 in assets for approximately 250 clients.

RISK FACTORS

Fluctuations in interest rates may reduce our revenues.

Interest rate fluctuations are the primary market risk affecting us. Changes in interest rates affect the following areas of our business:

       o    The number of mortgage loans we originate;

       o    The interest income we earns on loans;

       o    Our gain on the sale of loans;

       o    The value of our loan portfolio



PAGE-9-



Increases in interest rates reduce demand for mortgage loan originations and refinancings which could reduce our revenues.

Higher interest rates increase the cost of mortgage loans to consumers and therefore reduce demand for mortgage loans. Reduced demand for mortgage loans reduces our revenues because it results in reduced loan originations by us and lower mortgage origination income. Demand for refinance loans is particularly sensitive to increases in interest rates.

Increases in interest rates reduce net interest income.

Increases in short-term interest rates reduce net interest income, which makes up an important part of our earnings. Net interest income is the difference between the interest received by us on our assets and the interest paid on our borrowings. Most of our assets, like our mortgage loans, are long-term assets with fixed interest rates. In contrast, most of our borrowings are short-term. When interest rates rise, we must pay more in interest while interest earned on our assets does not rise as quickly. This causes profits to decrease.

Increases in interest rates may reduce or eliminate gain on sale of mortgage loans.

If long-term interest rates increase between the time we commit to or establish an interest rate on a mortgage loan and the time we sell the loan, we may realize a reduced gain or a loss on such sale.

We are subject to default risk in connection with the loans we originate for our own portfolio.

We are subject to the risk of loss from loan defaults and foreclosures with respect to the loans originated for our own portfolio. We establish provisions for loan losses, which are charged to operations, in order to maintain our allowance for loan losses at a level which management deems to be appropriate based upon management's assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in our market area and other factors related to the collectibility of the loan portfolio. Although our management utilizes our best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that we will not have to increase our provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond our control. Any such increases in our provisions for loan losses or any loan losses in excess of our provisions for loan losses could have reduce our revenues.



PAGE-10-



Environmental matters could reduce our revenues.

In the course of our business, through the foreclosure process, we may acquire properties securing loans that are in default. Particularly with respect to owners of commercial properties to whom we lend, there is a risk that we could be required to investigate and cleanup hazardous or toxic substances or chemical releases at such properties after our acquisition and may be held liable to a governmental entity or to third-parties for property damage, personal injury and investigation cleanup costs incurred by such parties in connection with the contamination. To date, we have not been required to perform any investigation or cleanup activities of any material nature, nor have we been subject to any environmental claims. This may not remain the case in the future.

Our operating results may fluctuate from period to period, which makes it difficult to forecast our revenues.

Our operating results can fluctuate substantially from period to period as a result of a number of factors, including the volume of loan production and interest rates. In particular, our results are strongly influenced by the level of loan production, which is influenced by the interest rate environment and other economic factors. Accordingly, our net income may fluctuate substantially from period to period.

Our liabilities under representations and warranties may reduce our revenues.

In the ordinary course of business, we make representations and warranties to the purchasers and insurers of our mortgage loans regarding compliance with laws, regulations and program standards and as to accuracy of information. Under certain circumstances, we may become liable for certain damages or may be required to repurchase a loan if there has been a breach of representations or warranties.

We will need substantial additional funds to expand our business which, if not received, will reduce the rate of growth of our revenues.

Although we are currently profitable and anticipate we have sufficient funds to continue operations next 12 months, in order to expand our business, we will still need to secure additional debt or equity funding. We are currently offering our common stock in a 504 offering registered in the state of Nevada. As of May 31, 2002, we had raised $74,755 in this offering. The maximum offering amount is $100,000. This offering will close no later than 59 days after the date of filing of this registration statement. We hope to be able to raise additional funds from borrowings or an offering of our stock in the future if and after our securities are qualified for quotation on the over the counter bulletin board. However, the borrowings or the offering may not occur, or if they occur, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

In order to grow our business we may incur substantial leverage, which could reduce our revenues.



PAGE-11-



We require substantial financing for our business operations. Such financing is currently provided by Regions Bank of Louisiana. The amount of this line of credit is $500,000. The line of credit bears interest at the prevailing commercial paper rate plus a margin of 2.75% to 3.25%. The loan is callable upon demand and if not called is due in full on October 23, 2002. We may incur additional indebtedness in the future. The degree to which we are leveraged could have important consequences to holders of our common stock, including the following: (i) our ability to grow will depend on our ability to obtain additional financing in the future for originating loans, investment in servicing rights, working capital, capital expenditures and general corporate purposes; (ii) a substantial portion of our cash flow from operations must be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing the funds available to finance operations or pay cash dividends; and (iii) we may be more highly leveraged than certain of our competitors, which may place us at a competitive disadvantage and make we more vulnerable to economic downturns. To the extent that we are not successful in negotiating renewals of our borrowing(s) or in arranging new financing, we may have to curtail our origination activities and/or sell significant portions of our portfolio, which would reduce our revenues. Among the factors that will affect our ability to refinance our credit facilities are financial market conditions and our value and performance of prior to the time of such refinancing. Such refinancing may not be successfully completed at advantageous rates or at all.

Our geographic concentration of loans increases our risk of loss.

Most of our loans are mortgage loans on property located in the our market area. Most of our mortgage loans were and are secured, in whole or in part, by property located in Texas or Louisiana. Both Texas and Louisiana has, in recent years, benefited from the economic recovery and growth. An economic slow-down or decline in Texas or Louisiana could have a substantial adverse effect on the ability of the our borrowers to repay their loans. If housing values decline at the same time, reductions in the value of collateral could make we more difficult to recover the full amount due on loans in default. All of these factors can combine to reduce significantly our net income.

We face higher lending risks due to the types of lending activities we are involved in which may reduce our revenues.

We have historically employed an operating strategy that emphasized the origination of residential mortgage loans. However, because 70% of our loans are made to sub-prime borrowers, we face a higher risk of loss on these loans than loans made to traditional borrowers.

We also originate commercial mortgage, and other commercial and consumer loans, primarily in our market area. These loans are generally considered to involve a higher degree of credit risk than one- to four-family residential mortgage loans. This greater risk is attributable to several factors, including the higher concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Commercial mortgage and other commercial loans carry greater credit risks than residential mortgage loans because their repayment is more dependent on (i) the underlying financial condition of the borrower and the value of, or the cash flow from, any property securing the loan or the business being financed and (ii) general and local economic conditions. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon sufficient cash flow from the related real estate project to cover operating expenses and debt service. If the cash flow from the project is reduced; for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired.



PAGE-12-



Residential mortgage lending also presents potentially significant default risks. Changes in local, regional or national economic conditions, the relocation or closing of a major local employer, and other factors could cause increases in delinquency and default rates on residential mortgage loans. In at least some cases, the events which cause an increase in default rates may also cause adverse conditions in local real estate markets, resulting in a decline in property values and an increase in potential losses as collateral for loans becomes less valuable.

Our officers, directors and principal stockholders can exert control over matters requiring stockholder approval.

Executive officers, directors, management and holders of 10% or more of our outstanding common stock, in the aggregate, beneficially own approximately 83.1% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

We are authorized to issue Class A preferred stock, which, if issued, may reduce the market price of the common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of Class A preferred stock at this time. All authorized shares of Class B preferred stock are currently issued and outstanding.

Our management decisions are made by our CEO Lloyd P. Broussard, President and Chief Underwriter Yvonne Hardy, and Chief Financial
Officer Winfred Fields ; if we lose their services, our revenues may be reduced.

Our business has been managed by our CEO Lloyd P. Broussard, President and Chief Underwriter Yvonne Hardy, and Chief Financial Officer Winfred Fields. The success of our business is dependent upon the expertise of Lloyd P. Broussard, Yvonne Hardy, and
Winfred Fields. Because Lloyd P. Broussard, Yvonne Hardy, and Winfred Fields are essential to our operations, you must rely on their management decisions. We have not entered into any agreement with Lloyd P. Broussard, Yvonne Hardy, and Winfred Fields that would prevent them from ceasing to provide services to us, nor have we obtained any key man life insurance relating to them. The loss of Lloyd P. Broussard, Yvonne Hardy, and Winfred Fields' services could reduce our revenues.



PAGE-13-



Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to our customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make we difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain   Texas  corporation  law  provisions  could  prevent   a
potential takeover of us which could reduce the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Texas. Certain provisions of Texas corporation law could reduce the market price of our common stock. Because Texas corporation law requires board approval of a transaction involving a change in our control, we would be more difficult for someone to acquire control of us. Texas corporate law also discourages proxy contests making we more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors

Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

There are 1,717,500 shares of our common stock held by non-affiliates and 7,663,340 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been resold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, 707,000 are currently transferable under the provisions of Rule 144k and the remainder will have been held for one year as of July 31, 2002 and thus may be resold under Rule
144. However, the shares held by affiliates are subject to a lock up restricting their resale until the earlier of:

*    Two years from the close of the 504 offering;
* When the Company's stock is traded on the Over-the-Counter Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
* The shares are listed on the NASDAQ Small Cap or higher market; or
* We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to the aggregate purchase price of their shares



PAGE-14-



In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock trading volume in the common stock during the four calendar weeks preceding such sale. Rule 144 is not available for 90 days after this registration statement becomes effective, except for sales under Rule 144k. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the
factors  set  forth  above  under  "Risk  Factors."   The   words
"believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this
document  to  reflect any future or developments.   However,  the
Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
OPERATIONS

OSF  Financial Services, Inc. is a Texas corporation  formed
in  May  1993.   Since  our inception we  have  devoted  our
activities to the following:

*    Raising capital
*    Developing our lending business

We provide residential and multi-family mortgage lending to individuals, families, non-profit and for-profit corporations.
We also provides commercial loans and leases.

Our emphasis is on increasing home ownership for low-to-moderate income families, individuals and business owners through community-based lending. Community-based lending involves serving the low-to-moderate income and minority groups by placing branches in smaller communities that we believe traditional financial institutions redlined or chose to neglect due to racial or income preferences.



PAGE-15-



For a complete understanding of these activities, this Management's Discussion and Analysis should be read in conjunction with Part I. Item I. Description of Business and Part
F/S - Financial Statements to this Form 10-SB.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2002

Revenue for the three months ended March 31, 2002 increased to $117,913 from $11,098 for the three-month period ended March 31, 2001. The 962% increase in revenue resulted from an increase in closing residential and commercial loans, and the acquisition of Hamilton Lewis Capital Managements, Inc. at December 31, 2001. The Company began recording revenue for this subsidiary effective January 1, 2002. $66,835 of revenue was recorded for this subsidiary for the three months ended March 31, 2002.

Salaries and related expenses of $50,675 was incurred for the three months ended March 31, 2002 compared to $0 for the three months ended March 31, 2001. The Company's growth began in the second quarter of 2001.

Professional and contractual services expense for the three months ended March 31, 2002 increased to $59,566 from $1,250 for the three months ended March 31, 2001. As explained earlier, the Company operations began expanding in the second quarter of 2001.

Occupancy and other office expenses for the three months ended March 31, 2002 increased to $41,186 from $14,883 for the three months ended March 31, 2001. The Company acquired additional office space in the second quarter of 2001; therefore, the increase in occupancy expenses did not occur until after the first quarter of 2001.

RESULTS OF OPERATIONS

Years ended December 31, 2001 and 2000

Revenue  for  the  year  ended December  31,  2001  increased  to
$223,388 from $31,814 for the year ended December 31, 2000.   The
602% increase in revenue resulted from the Company increasing its client's based and the related loan volume.

The increase in salaries and related expenses are due to the Company's CEO and President incurring salaries in 2001, and the Company hiring a Chief Financial Officer to handle the Company's financial affairs related to current and expected financial growth. In addition, the Company hired staff to handle the increase in loan volume.

Professional and contractual services expense for the year ended December 31, 2001 increased to $59,911 from $42,000 for the year ended December 31, 2000. The increase is due to incurring the services of professionals to help in conducting the business of handling larger volumes of loans. The Company also increased professional services due to the acquisition of our subsidiary.



PAGE-16-



Occupancy  and other office expenses for the year ended  December
31,  2001  increased to $94,313 from $18,630 for the  year  ended
December 31, 2000. The $75,683 or 406% increase is due to the expansion of offices to handle the increased loan volume.

Included  in other expenses for the year ended December 31,  2001 is $44,432 in bad debt expenses. The balance of $44,090 is comprised of travel, meal and entertainment and miscellaneous expenses.

The Company's net loss for the year ended December 31, 2001 totaled $232,522 or $.03 per share, compared to $33,763 or $.01 per share for the year ended December 31, 2000. As explained above, the increase in the Company's net loss reflects the activities of the Company in gearing up to handle the current and expected increase in loan volume, and the opening of a branch office in New Orleans, LA.

EXPANSION PLANS

We plan to expand our business during the next 12 months as follows:

Milestone    Expected         Date When         Cost of
or Step      Manner           Step              Completion
             Or Occurrence    Should be
             or Method of     Accomplished
             Method of
             Achievement
-----------------------------------------------------------
Establishing Find and Lease   2-8 months        $120,000.00
Branch       Location for     after
Offices      Branch           funding is
             Offices, Setup   Received
             Offices,
             & Lease
             equipment,
             Office
             furniture.
-----------------------------------------------------------
Start        Hire and         2-8 months        $867,942.00
Operations   Train new        after
in Branches  employees.*      funding is
                              Received
-----------------------------------------------------------
Start        Develop Sales    2 months        $1,000,000.00
Marketing    & Marketing      after
Phase        material,        funding is
             for              Received
             billboards,
             print,
             visual &
             voice media.
             Start Marketing
             Campaign
             using this
             material.
-----------------------------------------------------------



PAGE-17-



* The number of full-time employees we anticipate we will have within the next 12 months is as follows:

Clerical - 14
Operations - 32
Administrative - 2
Management - 3
Sales - 66

LIQUIDITY AND CAPITAL RESOURCES

We entered in a revolving credit agreement or line of credit with a financial institution, which permits us to borrow up to $500,000. The line of credit bears interest at the prevailing commercial paper rate plus a margin of 2.75% to 3.25%. The loan is callable upon demand and if not called is due in full on October 23, 2002. The line of credit is secured by our loan inventory. Mr. Broussard executed a personal guarantee in connection with the line of credit. At March 31, 2002, outstanding borrowing against the line of credit was $174,828.

At  March  31,  2002, we had $10,202 in current  cash  available, excluding any offering proceeds of our 504 offering described below. We anticipate that we can fund operations at our current level for the next 12 months from cash available, the proceeds of our 504 offering and operating cash flow.

We are currently offering our common stock in a 504 offering registered in the state of Nevada. As of May 31, 2002, we had raised $74,755 in escrow this offering. The maximum offering amount is $100,000. This offering will close no later than 59 days after the date of filing of this registration statement.

We need approximately $2,000,000 to fund our expansion plans for the next 12 months. We hope to be able to raise additional funds from borrowings or an offering of our stock in the future if and after our securities are qualified for quotation on the over the counter bulletin board. However, the borrowings or the offering may not occur, or if they occur, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing. If we do not secure this funding, our expansion plans will be delayed but we will still be able to maintain current operations.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

OSF Financial Services, Inc. has a primary contact office in Texas. The Texas address is: OSF Financial Services, Inc., 2640 Fountainview # 139, Houston, TX 77057. We lease office space at the above address on a three-year lease term. We also have a branch office in New Orleans. The Louisiana address is: OSF Financial Services, Inc., 10001 Lake Forest Boulevard, #800, New Orleans, LA 70126. We lease office space at this location on a three-lease term also. Our landlord is Boxer's Property for Houston Office and the rent is $5,132 per month. The name of the landlord in New Orleans is Executive Plaza Ltd. and the monthly rent is $1095.



PAGE-18-



Our offices are in good condition and are sufficient to conduct our operations. We anticipate adequate facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

PART  I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.


   Name and Address        Number of Shares    Percentage
                           of Common Stock
  -------------------     -----------------   ------------
   Yvonne Hardy, 2640         2,811,670        30.5%
   Fountainview,
   Houston, TX 77057

   Lloyd P. Broussard,        2,811,670        30.5%
   2640 Fountainview,
   Houston, TX 77057

   Winfred Fields, 2640       2,010,000        21.8%
   Fountainview,
   Houston, TX 77057

   Diane Holt, 2640              10,000         0.1%
   Fountainview,
   Houston, TX 77057

   Moynette Broussard,           20,000         0.2%
   2640 Fountainview,
   Houston, TX 77057

   All directors and          7,663,340        83.1%
   named executive
   officers as a group
   (** person)

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 9,380,840 shares of common stock outstanding as of March 31, 2002.



PAGE-19-



PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officer are as follows:

NAME                  AGE                   POSITION
-----                 ----                  ---------
Lloyd P. Broussard    51                    CEO, Director
Yvonne Hardy          47                    President, Chief
                                            Underwriter,
                                            Director, Secretary
Winfred Fields        36                    Chief Financial Officer

Lloyd P. Broussard Chief Executive Officer, Director - Mr. Broussard is one of our founders. From June 1990 to November 1993, he was Chief Operating Officer with Houston Housing Opportunities, a non-profit agency that specialized in low-to-moderate income housing and community lending. From November 1993 to present, he has been our Chief Executive Officer. Mr. Broussard served in the U.S. Navy and was honorably discharged in 1975. Mr. Broussard attended the University of Houston from 1990 to 1993. He also attended Nicholls State University from 1980 to 1982 majoring in Petroleum Engineering Technology while also attending The George Washington University from 1975 to 1978 majoring in Electrical Engineering.

Yvonne Hardy, President, Chief Underwriter, Director, and Secretary - Ms. Hardy is one of our founders. From May 1993 to present, she has been our president. Ms. Hardy is the DE Underwriter for OSF and heads the underwriting department. She is a graduate of the University of Wisconsin and has completed numerous courses in mortgage banking and real estate law.

Winfred Fields, Chief Financial Officer -- Mr. Fields joined us in November of 2000 as our Chief Financial Officer after being our Accounting Consultant for 9 years. From October 1997 to April 1999, he was President/CEO with Unique Dawning Inc., of Houston, Texas, a Community Mental Health Center. From April 1999 to September 1999, he was CEO of Comtech Consolidation Group, Inc., a publicly traded Delaware company located in Houston, Texas. Comtech's primary focus was to increase shareholder value through acquisition and consolidation of profitable and technology companies. From September 1999 to November of 2000, he had his own private accounting practice. He is an honors graduate of Mississippi State University earning degrees in accounting and microcomputers.

Significant Employees

Diane Holt            44          Administration, Human Resources
Monyette Broussard    30          Loan Processing Department



PAGE-20-



Diane Holt, Director of Human Resources -- Ms. Holt joined us in June of 2001. From July 1997 to June 2001, Ms. Holt was the Full Charge Bookkeeper/Office Manager for IPMG, Inc. of San Diego, CA. IPMG is a real-estate investment company. From July 1989 to July 1997, Ms. Holt was a Broker/Owner of Century 21 Ultra Realty, Inc. in Cincinnati, OH. The realty firm specialized in Property Management and New Home Sales. Ms. Holt's educational background consists of Designation of CRS/GRI from the Real Estate Institute of New York, NY in 1991. Certificate/Licensed, Real Estate Brokerage from Southern Ohio College in Cincinnati, OH in 1988. She also received a Certificate of Computer Science from Condi College in Sunnyvale, CA in 1977 as well as a Certificate of Small Business from the University of California, Santa Clara, CA in 1975.

Monyette Broussard, Loan Processing Department -- Ms. Broussard joined us in July 1995. From July 1995 to January 1996, she was a Loan Officer with us. From January 1996 to December 1996, she worked in our Administration office. From January 1997 to present, she has worked in our Loan Processing Department. She is currently the supervisor of that department. Ms. Broussard attended Texas Southern University from 1991 to 1994 majoring in Administrative Justice.

Ms. Broussard is the daughter of Mr. Broussard.

Our directors serve for a one-year term. Our bylaws currently provide for a board of directors comprised of a minimum of one director.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, the member of our board of directors participates in discussions concerning executive officer compensation.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.

PART I - ITEM 6. EXECUTIVE COMPENSATION



PAGE-21-



Executive Compensation

The following table sets forth compensation paid to Mr.
Broussard, Ms. Hardy and Mr. Fields for years ended 2001 and for Mr. Broussard, the only employee earning in excess of $60,000 in 2000:

Name            Position         Year            Salary
--------       ----------       ------          -------
Lloyd P.        CEO              2001            $50,000
Broussard

Yvonne Hardy    President                        $45,000

Winfred Fields  Chief Financial                  $40,000
                Officer


Employment Contracts

We have employment agreements with Mr. Broussard, Ms. Hardy and Mr. Fields. The agreements provide for compensation at the same level as 2001 in the chart above. The Board has the right to reset compensation and pay bonuses annually.

The agreements commenced January 1, 2001, and will terminate on December 31, 2005, unless terminated for cause. Cause is defined as actions or lack thereof that presents actual danger to the corporation or its employees, the value of its stock, or other damages that are deemed detrimental to the good order and discipline of the corporation and the benefit of the shareholders.

The agreement also terminates of any of the following events:

*    the death of the Employee;
* the failure of the Employee to perform his duties satisfactorily after notice or warning
* for just cause based upon non-performance of duties by Employee;
* economic reasons of the Employer which may arise during the term of this Agreement and which may be beyond the control of the Employer.

In the event of termination by us:

     * Employee shall be entitled to cash compensation in the amount of $1,000,000. payable at the time of termination;
     *    Employee shall be entitled to maintain his/her Stock Option
     Plan;
     * Employee shall be entitled to purchase any company vehicle operated by the Employee for $1.00

If the employee self-terminates employment for any reason besides health (mental or physical) or mandatory retirement age, the employee shall forfeit these benefits.



PAGE-22-



The Employee may not, at any time during the agreement and for five years from the date of termination of this Agreement, directly or indirectly, within a geographic area of 100 miles, engage in, or become involved in, any competitive or similar business.

Board Compensation

Members   of   our  board  of  directors  do  not  receive   cash
compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2000, we issued 4,200,000 shares of our Class A common stock to Lloyd P. Broussard and Yvonne Hardy, 2,100,000 shares each, for compensation for services performed. The common stock issued was valued at $42,000 or $0.01 per share based upon the services rendered and the time, effort and skill involved.

In 2001, we issued 2,486,545 shares of our Class A common stock to Lloyd P. Broussard - 476,545 shares and Winfred Fields - 2,010,000 shares, for compensation for services performed. The common stock issued was valued at $24,865 or $0.01 per share based upon the services rendered and the time, effort and skill involved.

At  March  31, 2002, the president of our subsidiary was indebted to  us  in  the  amount of $449,316.  The debt  is  payable  upon
demand.   Interest  accrues on the unpaid  principal  at  9%  per
annum.

At March 31, 2002, we are indebted to Yvonne Hardy in the amount of $124,529.52 and Mr. Winfred Fields' wife in the amount of $14,180.00. Interest is payable at the annual rate of charge per instrument used per annum, which means the rate paid by the lenders on borrowings used to make these loans. The notes are payable at our option whenever we believe we have sufficient financial resources to make payments.


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock



PAGE-23-



We have the following capitalization:

  *    100,000,000 shares of Class A Common Stock, par value $0.001
  - As of March 31, 2002, we have 9,318,840 shares of Class A
  Common Stock issued and outstanding.

  * 5,000,000 shares of Class B Common Stock, par value $0.001 - As of March 31, 2002, we have no shares of Class B Common Stock issued and outstanding.

  *    1,000,000 shares of Class A Preferred Stock, par value
  $0.001 - As of March 31, 2002, we have no shares of Class A
  Preferred Stock issued and outstanding.

  *    1,000,000 shares of Class B Preferred Stock, par value
  $0.001 - As of March 31, 2002, we have 1,000,000 shares of Class B Preferred Stock issued and outstanding.

Common Stock

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Class A

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Class B

Class B shares are non-voting. There are no Class B shares of common stock outstanding. We presently have no plans to issue any shares of Class B common stock.

Preferred Stock

Class A

We presently have no plans to issue any shares of Class A preferred stock. However, Class A preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue Class A preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.



PAGE-24-



Class B

There are 1,000,000 Class B preferred shares authorized and outstanding. The Class B preferred shares have an 8% annual dividend, payable quarterly. They are convertible at the election of the holder into one share each of Class A common stock if these shares are called for redemption by us.

There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.



PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, we are unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

We   have   no   options,  warrants  or  convertible   securities
outstanding.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.



PAGE-25-



Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

* Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
* Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
* Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and
* Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Holders

As of the date of this registration statement, we had 154 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.



PAGE-26-



Reports to Shareholders

As a result of this filing, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For   further  information  about  us,  please  refer   to   this
registration statement and the exhibits thereto. This registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.


PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, which would materially affect our revenues in which we are involved.

PART  II  - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In 2000, we issued 4,200,000 shares of our Class A common stock to Lloyd P. Broussard and Yvonne Hardy, 2,100,000 shares each, for compensation for services performed. The common stock issued was valued at $42,000 or $0.01 per share based upon the services rendered and the time, effort and skill involved.

In 2001, we issued 2,486,545 shares of our Class A common stock to Lloyd P. Broussard - 476,545 shares and Winfred Fields - 2,010,000 shares, for compensation for services performed. The common stock issued was valued at $24,865 or $0.01 per share based upon the services rendered and the time, effort and skill involved.

These shares were issued in reliance upon Section 4(2) of the 1933 Act in view of the following:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends were and will be placed on all certificates issued as described above.
* The distribution did not involve general solicitation or advertising.
*    The distributions were made only to affiliates.



PAGE-27-



In July 2001 we sold 940,000 shares to 101 non-affiliates at $.001 per share for aggregate consideration of $9,400.

These shares were issued in reliance upon Section 4(2) of the 1933 Act in view of the following:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends were and will be placed on all certificates issued as described above.
*     The distribution did not involve general solicitation  or
advertising.   Notwithstanding the number of investors,  the
majority of the investors were relatives of officers and directors and the remainder were known to officers and directors prior to any offer of these securities.
* The distributions were made only to investors who individually, or if a minor, whose parents or guardians were sophisticated enough to evaluate the risks of the investment.

          Although some of the investors may have also been accredited, we provided the following to all investors:

*    Access to all our books and records.
* Access to all material contracts and documents relating to our operations.
* The opportunity to obtain any additional information, to the extent we possessed such information; necessary to verify the accuracy of the information to which the investors were given access.

          Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.


PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Art. 2.02 1. Power to Indemnify and to Purchase Indemnity
Insurance;  Duty to Indemnify

         A. In this article:

         (1) "Corporation" includes any domestic or foreign predecessor entity of the corporation in a merger, conversion, or other transaction in which some or all of the liabilities of the predecessor are transferred to the corporation by operation of law and in any other transaction in which the corporation assumes the liabilities of the predecessor but does not specifically exclude liabilities that are the subject matter of this article.



PAGE-28-



         (2) "Director" means any person who is or was a director of the corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise, or other entity.

         (3) "Expenses" include court costs and attorneys' fees.

         (4) "Official capacity" means

         (a) when used with respect to a director, the office of director in the corporation, and

         (b) when used with respect to a person other than a director, the elective or appointive office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation, but

         (c) in both Paragraphs (a) and (b) does not include service for any other foreign or domestic corporation or any employee benefit plan, other enterprise, or other entity.

         (5) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

         B. A corporation may indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director only if it is determined in accordance with Section F of this article that the person:

         (1) conducted himself in good faith;

         (2) reasonably believed:

         (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and

         (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

         (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

         C. Except to the extent permitted by Section E of this article, a director may not be indemnified under Section B of this article in respect of a proceeding:

         (1) in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or



PAGE-29-



         (2) in which the person is found liable to the corporation.

         D. The termination of a proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent is not of itself determinative that the person did not meet the requirements set forth in Section B of this article. A person shall be deemed to have been found liable in respect of any claim, issue or matter only after the person shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.

         E. A person may be indemnified under Section B of this article against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

         F. A determination of indemnification under Section B of this article must be made:

         (1) by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding;

         (2) if such a quorum cannot be obtained, by a majority vote of a committee of the board of directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding;

         (3) by special legal counsel selected by the board of directors or a committee of the board by vote as set forth in Subsection (1) or (2) of this section, or, if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors; or

         (4) by the shareholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding.

         G. Authorization of indemnification and determination as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses must be made in the manner specified by Subsection (3) of Section F of this article for the selection of special legal counsel. A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the indemnification permitted under Section B of this article shall be deemed to constitute authorization of indemnification in the manner required by this section even though such provision may not have been adopted or authorized in the same manner as the determination that indemnification is permissible.



PAGE-30-



         H. A corporation shall indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

         I. If, in a suit for the indemnification required by Section H of this article, a court of competent jurisdiction determines that the director is entitled to indemnification under that section, the court shall order indemnification and shall award to the director the expenses incurred in securing the indemnification.

         J. If, upon application of a director, a court of competent jurisdiction determines, after giving any notice the court considers necessary, that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he has met the requirements set forth in Section B of this article or has been found liable in the circumstances described by Section C of this article, the court may order the indemnification that the court determines is proper and equitable; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification shall be limited to reasonable expenses actually incurred by the person in connection with the proceeding.

         K. Reasonable expenses incurred by a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the proceeding and without the determination specified in Section F of this article or the authorization or determination specified in Section G of this article, after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director against expenses incurred by him in connection with that proceeding is prohibited by Section E of this article. A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the payment or reimbursement permitted under this section shall be deemed to constitute authorization of that payment or reimbursement.



PAGE-31-



         L. The written undertaking required by Section K of this article must be an unlimited general obligation of the director but need not be secured. It may be accepted without reference to financial ability to make repayment.

         M. A provision for a corporation to indemnify or to advance expenses to a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding, whether contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, an agreement, or otherwise, except in accordance with Section R of this article, is valid only to the extent it is consistent with this article as limited by the articles of incorporation, if such a limitation exists.

         N. Notwithstanding any other provision of this article, a corporation may pay or reimburse expenses incurred by a director in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         O. An officer of the corporation shall be indemnified as, and to the same extent, provided by Sections H, I, and J of this article for a director and is entitled to seek indemnification under those sections to the same extent as a director. A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify and advance expenses to directors under this article.

         P. A corporation may indemnify and advance expenses to persons who are not or were not officers, employees, or agents of the corporation but who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise, or other entity to the same extent that it may indemnify and advance expenses to directors under this article.

         Q. A corporation may indemnify and advance expenses to an officer, employee, agent, or person identified in Section P of this article and who is not a director to such further extent, consistent with law, as may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract or as permitted or required by common law.

         R. A corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise, or other entity, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under this article. If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders of the corporation. Without limiting the power of the corporation to procure or maintain any kind of insurance or other arrangement, a corporation may, for the benefit of persons indemnified by the corporation, (1) create a trust fund; (2) establish any form of self-insurance;



PAGE-32-



(3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the corporation; or
(4) establish a letter of credit, guaranty, or surety arrangement.
The insurance or other arrangement may be procured, maintained, or established within the corporation or with any insurer or other person deemed appropriate by the board of directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the corporation. In the absence of fraud, the judgment of the board of directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability, on any ground, regardless of whether directors participating in the approval are beneficiaries of the insurance or arrangement.

         S. Any indemnification of or advance of expenses to a director in accordance with this article shall be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting pursuant to Section A, Article 9.10, of this Act and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

         T. For purposes of this article, the corporation is deemed to have requested a director to serve as a trustee, employee, agent, or similar functionary of an employee benefit plan whenever the performance by him of his duties to the corporation also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law are deemed fines. Action taken or omitted by a director with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan is deemed to be for a purpose which is not opposed to the best interests of the corporation.

         U. The articles of incorporation of a corporation may restrict the circumstances under which the corporation is required or permitted to indemnify a person under Section H, I, J, O, P, or Q of this article.



PAGE-33-



Our By-Laws also provide for indemnification to the fullest extent permitted under Texas law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.










PAGE-34-



PART F/S. FINANCIAL STATEMENTS
R. E. Bassie & Co.
Certified Public Accountants








                  OSF Financial Services, Inc.
                         and Subsidiary

                Consolidated Financial Statements
                   December 31, 2001 and 2000

                   (With Independent Auditors'
                         Report Thereon)













PAGE-35-



OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY


                              Index




Independent Auditors' Reports

Consolidated Financial Statements:

  Balance Sheets - December 31, 2001 and 2000

  Statements of Operations - Years ended December 31, 2001 and 2000

  Statements of Stockholders' Equity - Years ended December 31, 2001 and 2000

  Statements of Cash Flows - Years ended December 31, 2001 and 2000

Notes to Consolidated Financial Statements











PAGE-36-



R. E. Bassie & Co.
Certified Public Accountants

                                6776 Southwest Freeway, Suite 580
                                        Houston, Texas 77074-2115
                          Tel: (713) 266-0691 Fax: (713) 266-0692
                                         E-Mail: Rebassie@aol.com




                  Independent Auditors' Report


The Board of Directors and Stockholders
OSF Financial Services, Inc.:

We have audited the consolidated balance sheets of OSF Financial Services, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OSF Financial Services, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                    /s/ R. E. Bassie & Co.


Houston, Texas
May 3, 2002



PAGE-37-



            OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY
                   Consolidated Balance Sheets
                   December 31, 2001 and 2000

                Assets                      2001        2000
              ---------                  -----------  ------------
Current assets:
Cash                                         $52,303        $900
Accounts receivable                           18,350       4,473
Mortgage loans held for resale               174,827           -
Receivable from related parties (note        449,316           -
7)
Prepaid expenses and other current            25,048           -
assets                                   -----------  ------------
Total current assets                         719,844       5,373
                                         -----------  ------------
Property and equipment, net of
accumulated
    depreciation and amortization             87,512       4,066

Excess of cost over net assets of            567,415           -
business acquired (note 2)
Other assets                                   6,838           -
                                         -----------  ------------
Total assets                              $1,381,609      $9,439
                                         ===========  ============
 Liabilities and Stockholders' Equity

Liabilities:
Note payable (note 4)                        174,961           -
Accounts payable and accrued expenses        279,438      13,561
Accrued salaries and related                 152,117           -
liabilities
Loans payable to related parties (note       134,781     160,000
7)                                       -----------  ------------
Total liabilities - current                  741,297     173,561
                                         -----------  ------------
Stockholders' equity (notes 2, and 5):
Preferred stock, $.001 par value.
Authorized 2,000,000 shares
1,000,000 shares issued and outstanding        1,000           -
at December 31, 2001
Common stock, $.001 par value.
Authorized 105,000,000 shares:
9,318,840 shares outstanding at
December 31, 2001 and
5,623,247 shares outstanding at                9,319       5,623
December 31, 2000
Additional paid-in capital                 1,208,549     176,289
Accumulated deficit                        (578,556)   (346,034)
                                         -----------  ------------
Total stockholders' equity (deficit)         640,312   (164,122)

Commitments (note 8)

Total liabilities and stockholders'       $1,381,609      $9,439
equity                                   ===========  ============



See accompanying notes to consolidated financial statements.




PAGE-38-




           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY
              Consolidated Statements of Operations
             Years ended December 31, 2001 and 2000

                                            2001        2000
Revenues:                                -----------  ------------
Loan fees                                   $203,867     $31,814
Other income                                  19,521           -
                                         -----------  ------------
Total revenue                                223,388      31,814
                                         -----------  ------------
Expenses:
Salaries and related expenses                196,663           -
Professional and contractual services         59,911      42,000
Occupancy and other office expenses           94,313      18,630
Marketing and advertising                      5,538           -
Insurance                                      2,738       3,650
Other expenses                                88,522           -
Interest expense                               5,480           -
Depreciation expense                           2,745       1,297
                                         -----------  ------------
Total expenses                               455,910      65,577
                                         -----------  ------------
Net loss before taxes                      (232,522)    (33,763)

Provision for income taxes (note 6)                -           -

Net loss                                  $(232,522)   $(33,763)
                                         ===========  ============
Net loss per common share

Basic                                        $(0.03)     $(0.01)
                                         ===========  ============
Diluted                                      $(0.03)     $(0.01)
                                         ===========  ============
Weighted average common shares:

Basic                                      7,598,026   5,623,247
                                         ===========  ============
Diluted                                    7,600,766   5,623,247
                                         ===========  ============


See accompanying notes to consolidated financial statements.




PAGE-39-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY
         Consolidated Statements of Stockholders' Equity
             Years ended December 31, 2001 and 2000

                                                                                  Total
                                                        Additional                stockholders'
                 Preferred Stock      Common Stock      Paid-in     Accumulated   equity
                 Shares    Amount    Shares    Amount   Capital     Deficit      (deficit)
                 ------    ------    ------    ------   -------     -------       --------

Balance,            -        $-    1,423,247   $1,423   $138,489    $(312,271)   $(172,359)
December
1999

Issuance of         -         -    4,200,000    4,200     37,800       -            42,000
shares for
services (note 7)

Net loss            -         -        -         -         -          (33,763)     (33,763)

Balance,            -         -    5,623,247    5,623    176,289     (346,034)    (164,122)
December 31,
2000

Issuance of         -         -      940,000      940      8,460       -             9,400
shares under
Private
placement
                    -         -    2,755,593    2,756     24,800       -            27,556
Issuance of
shares for
services (note
7)

Issuance of     1,000,000   1,000      -         -       999,000       -         1,000,000
shares for
acquisition
(note 2)

Net loss            -         -        -         -         -         (232,522)    (232,522)


Balance,        1,000,000  $1,000  9,318,840   $9,319 $1,208,549    $(578,556)    $640,312
December 31,
2001


   See accompanying notes to consolidated financial statements




PAGE-40-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY
              Consolidated Statements of Cash Flows
             Years ended December 31, 2001 and 2000

                                                  2001          2000
Cash flows from operating activities:           ----------    ----------
Net loss                                        $(232,522)     $(33,763)

Adjustments to reconcile net loss to net cash
provided by
(used in) operating activities:
Depreciation and amortization                       2,745         1,297
Common stock issued for services                   27,556        42,000
(Increase) decrease in operating assets, net
of acquisition:
Accounts receivable                               (13,877)            -

Mortgage loans held for resale                   (174,827)            -

Prepaid expenses                                  (25,048)            -

Other expenses                                     (1,538)            -
Increase (decrease) in operating liabilities,
net of acquisition:
Accounts payable and accrued expenses             163,950        13,561
Accrued salaries and related liabilities          145,543             -
                                                ----------    ----------
Net cash provided by (used in) operating         (108,018)       23,095
activities

Cash flows from investing activities::
Capital expenditures for property and              (3,328)       (5,363)
equipment
Cash acquired in acquisition (note 2)               3,607             -
                                                ----------    ----------
Net cash provided by (used in) investing              279        (5,363)
activities                                      ----------    ----------

Cash flows from financing activities:
Proceeds from issuance of stock                     9,400             -
Net proceeds from borrowing under line of         174,961             -
credit agreement
Repayment of borrowing to related parties         (25,219)      (16,847)
                                                ----------    ----------
Net cash provided by (used in) financing          159,142       (16,847)
activities                                      ----------    ----------

Net increase in cash                               51,403           885

Cash at beginning of year                             900            15
                                                ----------    ----------
Cash at end of year                               $52,303          $900
                                                ==========    ==========
Supplemental schedule of cash flow
information:
Interest paid                                      $5,480            $-
                                                ==========    ==========
Non-cash transactions:
Acquisition of Hamilton Lewis Capital
Management, Inc.
Accounts and liabilities received:
Receivable from related party                   $ 449,316            $-
Net property and equipment                         82,863             -
Other assets                                        5,300             -
Accounts payable and accrued expenses            (108,501)            -
                                                ==========    ==========


See accompanying notes to consolidated financial statements.



PAGE-41-




           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY

           Notes to Consolidated Financial Statements

                   December 31, 2001 and 2000


(1)         Summary of Significant Accounting Policies

     Organization, Ownership and Business

     OSF Financial Services, Inc. (the Company or OSF) was incorporated in May 1993 and operates in the brokerage and origination of commercial and residential loans. The Company's wholly owned subsidiary, Hamilton Lewis Capital Management, Inc. operates as an investment management company.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Hamilton Lewis Capital Management, Inc. (see note 2). All significant intercompany transactions and balances have been eliminated in consolidation.

     Accounts Receivable

     Accounts receivable consist primarily of trade receivables, net of a valuation allowance for doubtful accounts.

     Inventories

     Inventories are valued at the lower-of-cost or market on a first-in, first-out basis.

     Investment Securities

     The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities not classified as trading securities are classified as available-for-sale. The cost of investments sold is determined on the specific identification or the first-in, first-out method. Trading securities are reported at fair value with unrealized gains and losses recognized in earnings, and available-for-sale securities are also reported at fair value but unrealized gains and losses are shown in the caption "unrealized gains (losses) on shares available-for-sale" included in stockholders' equity. Management determines fair value of its investments based on quoted market prices at each balance sheet date.

     Property, Equipment and Depreciation

     Property and equipment are recorded at cost less accumulated depreciation. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, with any resultant gain or loss being recognized as a component of other income or expense. Depreciation is computed over the estimated useful lives of the assets (5-10 years) using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs are charged to operations as incurred.



PAGE-42-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY

           Notes to Consolidated Financial Statements

                   December 31, 2001 and 2000

     Loan Origination Fees

     Loan origination fees are reflected in earnings when the loan is sold.

     Income Taxes

     The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

     Earnings (Loss) Per Share

     The basic net earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of shares outstanding during a period. Diluted net earnings (loss) per common share is computed by dividing the net earnings (loss), adjusted on an as if converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities.

     Management's Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

     Stock-based Compensation

     The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations and to elect the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.



PAGE-43-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY

           Notes to Consolidated Financial Statements

                   December 31, 2001 and 2000


     Fair Value of Financial Instruments

     The Company estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the Company estimates of fair value are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumption and/or estimation methodologies may have a material effect on the estimated fair value amounts. The interest rates payable by the Company on its notes payable approximate market rates. The Company believes that the fair value of its financial instruments comprising accounts receivable, notes receivable, accounts payable, and notes payable approximate their carrying amounts.

     Derivative and Hedging Activities - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value.

     New Standards to be Implemented

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method. Under the previous rules, the company used the purchase method of accounting. SFAS No. 141 also refines the definition of intangible assets acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. Business combinations must be accounted for using SFAS No. 141 beginning on July 1, 2001.

     SFAS No. 142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. It was adopted on January 1, 2002. The new rules also prohibit the amortization of goodwill associated with business combinations that close after June 30, 2001.

     These new requirements will impact future period net income by an amount equal to the discontinued goodwill amortization offset by goodwill impairment charges, if any, and adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. An initial impairment test must be performed in 2002 as of January 1, 2002. The company completed this initial transition impairment test and determined that its goodwill is not impaired.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. The standard is effective January 1, 2003. The company is reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS No. 144 also modifies the accounting and disclosure rules for discontinued operations. The standard was adopted on January 1, 2002, and is not expected to have a material effect on the financial statements except that any



PAGE-44-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY

           Notes to Consolidated Financial Statements

                   December 31, 2001 and 2000

     future discontinued operations may be presented in the financial statements differently under the new rules as compared to the old rules.

(2)         Acquisition

     Effective December 31, 2001, the Company entered into a share exchange and acquisition agreement whereby the Company issued 1,000,000 shares of its Class B preferred stock in exchange for all of the outstanding stock of Hamilton Lewis Capital Management, Inc. (HLCM), a Houston Texas based investment management company. As required by SFAS No. 141, the Company has recorded the acquisition using the purchase method of accounting as follow:

       Current assets                            $    452,923
       Property and equipment, net                     82,863
       Non-current assets                               5,300
       Excess of cost over the net assets of
          business acquired                           567,415
       Current liabilities                           (108,501)
                                                  $ 1,000,000

     The following unaudited pro forma data summarizes the results of operations of the Company for the years ended December 31, 2001 and 2000 as if the acquisition had been completed on January 1, 2000. The pro forma data gives effect to the actual operating results prior to acquisition. The pro forma results do not purport to be indicative of the results that would have actually been achieved if the acquisition had occurred on January 1, 2000 or may be achieved in the future.

                                         2001                2000
                                      -----------         -------------
       Revenues                       $  653,598           $  1,040,379
       Net income (loss)                (248,198)                61,173
       Basic net income (loss)           (.03)                      .01
       per   share

     At  December  31,  2001,  HLCM  was  managing  approximately
     $28,000,000 in assets for various investors.



PAGE-45-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY

           Notes to Consolidated Financial Statements

                   December 31, 2001 and 2000


(3)         Property and Equipment

Major classes of property and equipment together with their estimated useful lives, consisted of the following:

                                                     December 31
                                      Years        2001        2000
                                     -------    ----------   ---------
        Leasehold improvements          10      $ 38,750     $   -
        Furniture and fixtures          8          7,876         -
        Office equipment                3         62,652      5,363
        Automobiles                     5         46,893         -

                                                 156,171      5,363
        Less accumulated depreciation and       ----------   ---------
        amortization                             (68,659)    (1,297)
                                                ----------   ---------
        Net property and equipment              $ 87,512     $ 4,066
                                                ==========   =========
(4)         Note Payable

     The Company entered in a revolving credit agreement (line of credit) with a financial institution, which permits the Company to borrow up to $500,000. The line of credit bears interest at the prevailing commercial paper rate plus a margin of 2.75% to 3.25%. The line of credit is secured by the Company's loan inventory. An officer of the Company executed personal guarantees in connection with the line of credit. At December 31, 2001, outstanding borrowing against the line of credit was $294,145.

(5)         Capital Stock

     The Company is authorized to issue up to 1,000,000 shares of Class A Preferred Stock, $.001 par value per share, of which none are presently outstanding. The Company is also authorized to issue up to 1,000,000 shares of Class B Preferred Stock, $.001 par value per share, of which
     1,000,000 shares are issued and outstanding (see note 2). The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends, liquidation, and convertible to Class A Common Stock.

     The Company is authorized to issue up to 100,000,000 shares of Class A Common Stock, $.001 par value per share, of which 9,318,840 were issued and outstanding at December 31, 2001. The Company is also authorized to issue up to 5,000,000 shares of Class B Common Stock, $.001 par value per share, of which none is issued and outstanding at December 31, 2001.



PAGE-46-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY

           Notes to Consolidated Financial Statements

                   December 31, 2001 and 2000


(6)         Income Taxes

     A reconciliation of income taxes at the federal statutory rate to amounts provided for the years ended December 31, are as follows:

                                                    December 31,
                                                  2001          2000
                                                ----------    ---------
Tax expense/(benefit) computed at statutory
  Rate                                          $ (79,100)    $ (11,500)
Change    in   valuation   allowance               79,100        11,500
                                                ----------    ---------
Tax  expense                                    $    -        $    -
                                                ==========    =========

     The Company has current net operating loss carryforwards in excess of $197,000 as of December 31, 2001, to offset future taxable income, which expire 2020.

     Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The components of deferred income tax assets are as follows:

                                              December 31
                                          2001          2000
      Deferred tax assets:              ----------    ---------
        Net operating loss              $ 196,800     $ 117,700
                                        ----------    ---------
        Total deferred tax asset
                                          196,800       117,700

        Valuation allowance
                                         (196,800)     (117,700)
                                        ----------    ---------
        Net deferred asset              $    -        $    -
                                        ==========    =========

     At December 31, 2001, the Company provided a 100% valuation allowance for the deferred tax asset because it could not be determined whether it was more likely than not that the deferred tax asset/(liability) would be realized.



PAGE-47-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY

           Notes to Consolidated Financial Statements

                   December 31, 2001 and 2000


(7)         Related Party Transactions

     In   2001,  the  Company  issued  2,486,545  shares  of  the
     Company's common stock to directors and officers of the Company for compensation for services performed. The common stock issued was valued at $24,865 or $0.01 per share.

     At December 31, 2001, the president of the Company's subsidiary, HLCM, was indebted to the Company in the amount of $449,316. The balance of the note is evidenced by a promissory note. Under the note, interest accrues on the unpaid principal at 9% per annum.

     At December 31, 2001, the Company is indebted to two board members and officers of the Company in the amount of $134,781.

     In   2000,  the  Company  issued  4,200,000  shares  of  the
     Company's common stock to directors and officers of the Company for compensation for services performed. The common stock issued was valued at $42,000 or $0.01 per share.

(8)         Leases

     The Company leases certain office space, furniture and equipment under operating leases. Future minimum lease payments under noncancellable operating leases at December 31, 2001 are as follows:

                    Year
                    ----
                    2002               $  57,246
                    2003                  54,720
                    2004                   8,760
                                      -----------
                                      $  120,726
                                      ===========

     Operating lease expense for the years ended December 31, 2001 and 2000 were $40,350 and $10,200, respectively.

(9)         Segment Information

     During the years ended December 31, 2001 and 2000, the Company has only one reportable segment, mortgage-banking activities.

     The Company's areas of operations are in the United States.



PAGE-48-



Table of Content



PART I - Financial Information

     Item 1 - Financial Statements

        Independent Account's Report

        Condensed Consolidated Financial Statements

            Balance Sheets - March 31, 2002 and December 31, 2001
           (Audited)

            Statements of Operations - Three months ended March
            31, 2002 and 2001

            Statements of Cash Flows - Three months ended March
            31, 2002 and 2001

            Notes to Consolidated Financial Statements









PAGE-49-



R. E. Bassie & Co.
Certified Public Accountants

                                      6776 Southwest Freeway,
                                      Suite 580
                                      Houston, Texas 77074-2115
                                      Tel: (713) 266-0691 Fax:
                                      (713) 266-0692
                                      E-Mail: Rebassie@aol.com


                 Independent Accountants' Report


To The Board of Directors and Stockholders
OSF Financial Services, Inc.:

We have reviewed the accompanying condensed consolidated balance sheet of OSF Financial Services, Inc. and subsidiary as of March 31, 2002, and the related condensed consolidated statements of operations and cash flows for the three-month periods ended March 31, 2002 and 2001. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of OSF Financial Services, Inc. and subsidiary as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated May 3, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                    /s/ R. E. Bassie & Co.

Houston, Texas
July 8, 2002



PAGE-50-




           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY
                   Consolidated Balance Sheets

              March 31, 2002 and December 31, 2001
    (Unaudited - see accompanying accountant's review report)

                Assets                      2002          2001
                ------                    ----------    ---------
                                                      (Audited)
Current assets:
Cash                                         $14,004     $52,303
Accounts receivable                           25,263      18,350
Mortgage loans held for resale               174,827     174,827
Receivable from related parties (note        449,316     449,316
7)
Prepaid expenses and other current            35,048      25,048
assets                                    ----------    ---------
Total current assets                         698,458     719,844
                                          ----------    ---------
Property and equipment, net of
accumulated
depreciation and amortization                 81,674      87,512

Excess of cost over net assets of            567,415     567,415
business acquired (note 2)
Other assets                                   6,838       6,838
                                          ----------    ---------
Total assets                              $1,354,385  $1,381,609
                                          ==========    =========
 Liabilities and Stockholders' Equity

Liabilities:
Note payable                                 174,961     174,961
Accounts payable and accrued expenses        299,807     279,438
Accrued salaries and related                 162,005     152,117
liabilities
Loans payable to related p0arties (note      138,710     134,781
7)                                        ----------    ---------
Total liabilities - current                  775,483     741,297
                                          ----------    ---------
Stockholders' equity:
Preferred stock, $.001.  Authorized
2,000,000 shares
1,000,000 shares issued and outstanding        1,000       1,000
in 2002 and 2001
Common stock, $.001 par value.
Authorized 105,000,000 shares:
9,373,340 shares outstanding at March
31, 2002 and
9,318,840 shares outstanding at                9,374       9,319
December 31, 2001
Additional paid-in capital                 1,213,944   1,208,549
Accumulated deficit                         (645,416)   (578,556)
                                          ----------    ---------
Total stockholders' equity (deficit)         578,902     640,312

Commitments

Total liabilities and stockholders'       $1,354,385  $1,381,609
equity                                    ==========    =========



See accompanying notes to consolidated financial statements.



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           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY
              Consolidated Statements of Operations

           Three months ended March 31, 2002 and 2001
    (Unaudited - see accompanying accountants' review report)

                                            2002          2001
Revenues:                                 ----------    ---------
Loan fees                                    $50,390     $11,098
Investment management fees                    66,835           -
Other income                                     668           -
                                          ----------    ---------
Total revenue                                117,913      11,098
                                          ----------    ---------
Expenses:
Salaries and related expenses                 50,675           -
Professional and contractual services         59,566       1,250
Occupancy and other office expenses           41,186      14,883
Marketing and advertising                      7,600         353
Insurance                                      1,094           -
Other expenses                                17,704           -
Interest expense                                 900           -
Depreciation expense                           6,048         686
                                          ----------    ---------
Total expenses                               184,773      17,172
                                          ----------    ---------
Net loss before taxes                       (66,860)     (6,074)

Provision for income taxes                         -           -
                                          ----------    ---------
Net loss                                   $(66,860)    $(6,074)
                                          ==========    =========
Net loss per common share
Basic                                        $(0.01)     $(0.00)
                                          ==========    =========
Diluted                                      $(0.01)     $(0.00)
                                          ==========    =========
Weighted average common shares:
Basic                                      9,337,007   5,623,247
                                          ==========    =========
Diluted                                    9,587,007   5,623,247
                                          ==========    =========


See accompanying notes to consolidated financial statements.



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           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY
              Consolidated Statements of Cash Flows

           Three months ended March 31, 2002 and 2001
    (Unaudited - see accompanying accountants' review report)

                                                 2002       2001
Cash flows from operating activities:          ---------   --------
Net loss                                       $(66,860)   $(6,074)

Adjustments to reconcile net loss to net cash
provided by
(used in) operating activities:
Depreciation and amortization                     6,048        686
(Increase) decrease in operating assets:
Accounts receivable                              (6,913)         -
Prepaid expenses                                (10,000)         -

Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses            20,369      6,850
Accrued salaries and related liabilities          9,888          -
                                               ---------   --------
Net cash provided by (used in) operating        (47,468)     1,462
activities

Cash flows from investing activities:
Capital expenditures for property and              (210)         -
equipment                                      ---------   --------
Net cash used in investing activities              (210)         -
                                               ---------   --------
Cash flows from financing activities:
Proceeds from issuance of stock                   5,450          -
Borrowing to related parties                      3,929          -
                                               ---------   --------
Net cash provided by (used in) financing          9,379          -
activities                                     ---------   --------

Net increase (decrease) in cash                 (38,299)     1,462


Cash at beginning of year                        52,303        900
                                               ---------   --------
Cash at end of period                           $14,004     $2,362
                                               =========   ========
Supplemental schedule of cash flow
information:
Interest paid                                      $900         $-
                                               =========   ========

See accompanying notes to consolidated financial statements.



PAGE-53-



           OSF FINANCIAL SERVICES, INC. AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  General

     OSF Financial Services, Inc (the Company or OSF) was incorporated in May 1993 and operates in the brokerage and origination of commercial and residential loans. The Company's wholly owned subsidiary, Hamilton Lewis Capital management, Inc. operates as an investment management company.

     The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months period ended March 31, 2002 are not indicative of the results that may be expected for the year ending December 31, 2002.

     As contemplated by the Securities and Exchange Commission
     (SEC) under Rules of Regulation S-B, the accompanying financial statements and related footnotes have been condensed and do not contain certain information that will be included in the Company's annual financial statements and footnotes thereto. For further information, refer to the Company's audited consolidated financial statements and related footnotes thereto included in the Company's report on Form 10-SB for the year ended December 31, 2001.







PAGE-54-



PART III - ITEM 1.  EXHIBITS

Item 3

1    Articles of Incorporation of OSF Financial Services, Inc., a
Texas Corporation

2    First Amendment to Articles of Incorporation of OSF
Financial Services, Inc., a Texas Corporation

3    Second Amendment to Articles of Incorporation of OSF
Financial Services, Inc., a Texas Corporation

4    Third Amendment to Articles of Incorporation of OSF
Financial Services, Inc., a Texas Corporation

5    Fourth Amendment to Articles of Incorporation of OSF
Financial Services, Inc., a Texas Corporation

6    By-laws of OSF Financial Services, Inc., a Texas Corporation

Item 10

1)   Loan Agreement - Regions Bank
2)   Employment Agreement - Broussard
3)   Employment Agreement - Fields
4)   Employment Agreement - Hardy
5)   Note - Hardy
6)   Note - Fields


  All other Exhibits called for by Rule 601 of Regulation SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.






PAGE-55-




                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

OSF Financial Services, Inc. (Registrant)

Date:  July 19, 2002

By:     /s/ Lloyd P. Broussard
     --------------------------------------------------------
     Lloyd P. Broussard, CEO and Principal Executive Officer,

       /s/ Winfred Fields
     --------------------------------------------------------
     Winfred Fields, CFO and Principal Financial Officer and
Principal Accounting Officer












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